DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MAT[redacted]

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

WRITER'S DIRECT

212 450 5691
luis.martos@dpw.com

File No. 82-4939

October 18, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory Disclosures informing that Airport Development and Investment Limited and BAA Limited (i) updated and clarified, to the BAA bondholders, the information on the plans to refinance BAA's debt in the light of the UK Competition Commission recommendation and (ii) gave comments to such recommendation.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos/mek

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

Further to the Regulatory Disclosure registered with the Commission on 3 October 2007 with registration number 84452, attached is a press release which Airport Development and Investment Limited ("ADIL") and BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which in turn is a subsidiary of Grupo Ferrovial, S.A., have published on this day to clarify some aspects of the communiqué regarding the plans to refinance its debt in the light of the proposals from the UK Competition Commission, which was attached to that Regulatory Disclosure.

ADIL is the company which owns 100% of the capital of BAA; it was incorporated by the members of the Consortium made up of Ferrovial Infraestructuras, S.A., Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd.

Attached to this disclosure is the press release issued by ADIL and BAA in its original English version, with a Spanish translation for information purposes.

Madrid, 8 October 2007.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

ADIL and BAA clarification for creditors

Further to BAA's announcement on 3 October in relation to its refinancing plans in light of the Competition Commission's proposals, BAA wishes to clarify certain matters arising from its announcement.

As BAA stated in its 3 October announcement, the Competition Commission's proposals, if adopted by the CAA without amendment, means that BAA might not be able to implement its refinancing plans as currently envisaged. BAA will continue to present its strong arguments to the CAA as to the amendments that it believes need to be made to those proposals in order to ensure the CAA recognises the needs of the business in its final regulatory settlement.

BAA's intention remains to effect a refinancing consistent with other established regulated financing platforms which involves a migration of existing bondholders into an investment grade, ring-fenced structure backed by the designated assets of the group and is working hard to enable a refinancing to be completed.

To that end, BAA will, over the coming months, be working with its advisers and other key transaction parties including the rating agencies to continue to design a refinancing plan, although it may well not be able to finalise any such plan until the regulatory settlement is published by the CAA next March. BAA confirms its intention to consult with leading bondholders under the auspices of the Association of British Insurers ("ABI") in due course and that no such ABI consultations have been undertaken to date.

As part of the completion of the acquisition of the BAA group, ADIL was required to ensure that BAA and other material companies within the BAA group gave guarantees and security in support of the acquisition facilities entered into by ADIL. In addition, BAA has incurred debt under a term facility, which was used to refinance a bond that matured in February 2007, and a capex facility which also have the benefit of such guarantees/security.

Bondholders will be aware that certain series of the existing BAA bonds (namely the £300M Bonds due 2016, the £250M Bonds due 2021, the £200M Bonds due 2028 and the £900M Bonds due 2031) contain various financial and other covenants including among other things, a "Restrictions on Borrowings" covenant. This restricts Net Borrowings to no more than 1.75 times Adjusted Capital and Reserves and all Borrowings to no more that 0.5 times Adjusted Capital and Reserves, as such terms are defined in the relevant bond conditions.

BAA wishes to reassure creditors that it is in compliance with the financial and other covenants in its bonds. Whilst the lenders of the acquisition facilities do have guarantees/security and therefore rank senior to existing bondholders (who are unsecured) to the extent of such guarantees/security, such lenders only have a claim under them to the extent that such claim does not result in a breach of such covenants.

In this way, the financial and other covenants in the existing bonds continue to provide the protection to bondholders that existed prior to the acquisition of BAA by ADIL.

BAA estimates (based upon unaudited information) that the amount of the guarantees/security provided by the BAA group in support of its own secured debt and that incurred by ADIL under the acquisition facilities as at 30 June 2007 was approximately £3 billion.

Media enquiries:

Malcolm Robertson, BAA Limited, 07788 567 680

Philip Gawith, Maitland, 020 7379 5151

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

On this date, Airport Development and Investment Limited ("ADI") and BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is in turn a subsidiary of Grupo Ferrovial, S.A., have issued a communiqué updating the information to the current bondholders of BAA on the plans to refinance its debt in the light of the recommendation by the UK Competition Commission ("CC") to the Airports Authority ("CAA") regarding the review of airport fees. ADI and BAA have also published a press release with comments on that recommendation.

ADI is the company which owns 100% of the capital of BAA; it was incorporated by the members of the Consortium made up of Ferrovial Infraestructuras, S.A., Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd.

Attached to this disclosure is the communiqué and the press release issued by ADI and BAA in their original English versions with Spanish translations for information purposes.

Madrid, 3 October 2007.

ADI and BAA announcement in relation to the publication of the Competition Commission Report to the CAA around price controls at Heathrow and Gatwick Airports over the next five years

Following the publication today of the Competition Commission's report to the CAA and further to its statement of 15 January 2007, ADI and BAA wish to update holders of outstanding Sterling and Euro denominated bonds of BAA on the status and prospects of the company's refinancing plans.

It was originally the intention of ADI and BAA to proceed with the refinancing of the existing ADI and BAA debt in 2007 and significant progress has been made throughout the year with the development of a structure for the efficient long term financing of the business based on that refinancing plan.

However the effective implementation of the refinancing has been negatively affected, both in terms of timing and practicability, by the process and requirements of the Quinquennial Regulatory Review and the Competition Commission Quinquennial Review Inquiry.

The proposals put forward by the Competition Commission in its report, particularly with regard to the cost of capital and the corresponding return on investment as well as the cost of operating the airports, involve a highly significant difference to the proposals of BAA.

In the absence of any material changes to the proposals contained in the CC report, by the CAA, these proposals introduce a high degree of risk that the refinancing plans in the form developed over the last year might not be able to be implemented as currently envisaged.

BAA will continue to argue a robust case on different aspects of the regulatory settlement prior to the CAA's final decision on 31st March 2008, with particular focus on the unprecedented reduction in the cost of capital between five year periods proposed by the CC.

BAA will update the bondholders in due course.

-ends-

Further information from: -

Malcolm Robertson, BAA Limited, 07788 567680
Philip Gawith, Maitland, 0207 379 5151

Press release

BAA has today responded to the publication of the Competition Commission's report to the CAA around price controls at Heathrow and Gatwick Airports over the next five years.

The CC has proposed a cost of capital of 6.2% at Heathrow and 6.5% at Gatwick. Further, the Commission recommends that airport charges rise by RPI +7.5% at Heathrow and RPI-0.5% at Gatwick.

Stephen Nelson, chief executive officer of BAA, said:

"We are absolutely committed to improving the passenger experience in our airports and addressing the current concerns around customer service standards. In the last year, BAA has placed an unprecedented focus and resource on improving service levels.

"However, we see little in the CC's report which delivers the incentives to transform the airports. Nor do we believe that the CC recognises the scale and nature of the challenges we face in seeking to deliver a step change in the passenger experience.

"At a time of increased complexity and risk in the UK airports sector, the CC is proposing – at Heathrow - a dramatic reduction in returns.

"As we prepare to hand over T5 on time and on budget, we are being rewarded with a regulatory settlement of unprecedented severity, down from 7.75% to 6.2%. It is striking that at Gatwick, one of the busiest yet cheapest airports in Europe, the CC is recommending cutting prices.

"We have proposed exciting plans to deliver £4 billion of investment and transform these national assets by 2012 and we are still looking to the CAA to provide the appropriate framework to deliver this."

-ends-

Further information from: -

Malcolm Robertson, BAA Limited, 07788 567680
Philip Gawith, Maitland, 0207 379 5151

END

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.